UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 15, 2008

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        On July 14, 2008, Hadera Paper Ltd. (formerly, American Israeli Paper Mills Ltd., the “Company”) filed with the Israeli Securities Authority a report with respect to a contemplated public offering in Israel (the “Public Offering”) pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 (the “Shelf Prospectus”), of a new series of debentures.

        A summary of the material terms of the Public Offering is provided herein below. A copy of the press release issued by the Company on July 14, 2008, is attached hereto as Exhibit 1.

1.	The securities to be offered:

a.	Series 3 debentures with an aggregate principal amount of up to NIS 187.5 million (approximately US$55.5 million), 1 NIS par-value each, offered at 100% of their par value, bearing an interest rate to be determined at an auction, which in any case shall not exceed 4.7% (the “Series 3 Maximal Interest Rate”). The principal amount shall be payable in nine annual and equal installments made on the 10th day of July of each of the years between 2010 and 2018 (inclusive). The interest shall be payable in nine annual installments made on the 10th day of July of each of the years between 2009 and 2018 (inclusive). Both the principal amount and the interest payments shall be linked to the Consumer Price Index (base index rate shall be the index published on June 15, 2008 for the month of May, 2008).

b.	Series 4 debentures with an aggregate principal amount of up to NIS 120.56 million (approximately US$35.6 million), 1 NIS par-value each, offered at 100% of their par value, bearing an interest rate to be determined at an auction, which in any case shall not exceed 7.45% (the “Series 4 Maximal Interest Rate”). The principal amount shall be payable in six annual and equal installments made on the 10th day of July of each of the years between 2010 and 2015 (inclusive). The interest shall be payable in semi-annual installments made on the 10th of July and on the 10th of January of each of the years between 2008 and 2015 (inclusive). Notwithstanding, the first interest payment shall be made on January 10, 2009. Neither the principal amount nor the interest payments shall be linked to the Consumer Price Index or to any other index.

2.	The terms of the Public Offering:

a.	187,500 units of Series 3 debentures shall be offered to the public, with the interest determined at an auction. Each unit shall be comprised as follows:

Price

Series 3 debentures with par-value of 1,000 NIS	1,000 NIS

Price per unit	1,000 NIS

In any case, the interest rate determined by an auction shall not exceed the Series 3 Maximal Interest Rate.

The Company has received undertakings from Israeli institutional investors to purchase 150,000 units out of the total of 187,500 units offered by the Company. The institutional investors will be eligible to an early commitment commission of 0.35% for their pre-offer undertakings to purchase units of Series 3 debentures.

b.	120,560 units of the Series 4 debentures shall be offered to the public, with the interest determined at an auction. Each unit shall be comprised as follows:

Price

Series 4 debentures with par-value of 1,000 NIS	1,000 NIS

Price per unit	1,000 NIS

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In any case, the interest rate determined by an auction shall not exceed the Series 4 Maximal Interest Rate.

The Company has received undertakings from Israeli institutional investors to purchase 96,345 units out of the total of 120,560 units offered by the Company. The institutional investors will be eligible to an early commitment commission of 0.45% for their pre-offer undertakings to purchase units of Series 4 debentures.

3.	Rating of the Debentures:

On July 6, 2008, the Company announced that Maalot – Israeli Securities Rating Company Ltd., an affiliate of Standard and Poor’s, assigned the Company’s outstanding series of debentures and up to an aggregate principal amount of NIS 400 million of Series 3 and Series 4 debentures the rating (AA-)/Negative Outlook.

4.	Approvals and Consents:

The Company has received the consent of the Tel-Aviv Stock Exchange for the listing of the Series 3 and Series 4 debentures. The listing of the debentures for trading on the Tel-Aviv Stock Exchange is subject to satisfaction of the listing requirements.

5.	Offering Proceeds:

The estimated proceeds of the Public Offering, assuming a sale of all of the offered units, are as follows:

Gross estimated proceeds NIS 308 million (approximately US$91 million)

Net fees due for early commitments NIS 1 million (approximately US$0.3 million)

Net consulting fees and other expenses NIS 0.4 million (approximately US$0.1 million)

Net estimated proceeds NIS 306.6 million (approximately US$90 million)

6.	Use of Offering Proceeds:

The proceeds of the offering will be mainly used to partially or fully fund the new production line in the paper packaging field, also know as “Machine 8", as resolved by the board of directors of the Company on November 19, 2006, and October 15, 2007. Any excess amount shall be used for general corporate purposes, including working capital, as shall be resolved by the board of directors of the Company from time to time.

        The debentures to be offered as part of the Public Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: July 15, 2008

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EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated July 14, 2008.

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